Filed by CNL Income Fund VI, Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Income Fund VI, Ltd.

The attached materials are to be distributed by CNL Income Fund VI, Ltd. to its limited partners.

This supplement contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect U.S. Restaurant Properties and the CNL Income Funds’ current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the U.S. Restaurant Properties stockholders or CNL Income Fund limited partners to approve the mergers and the risk that the businesses of the companies will not be integrated successfully. In addition, the ability of the combined companies to achieve the expected revenues, accretion and synergy savings also will be subject to the effects of competition, the effects of general economic conditions and other factors beyond the control of the combined companies, along with other risks and uncertainties described from time to time in public filings with the Securities and Exchange Commission.

In connection with the proposed transactions referenced below, U.S. Restaurant Properties and the CNL Income Funds have filed a preliminary joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF THESE MATERIALS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning U.S. Restaurant Properties and the CNL Income Funds at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, these materials and other documents filed by U.S. Restaurant Properties may be obtained for free by directing a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Attn: Investor Relations. In addition, these materials and other documents filed by the CNL Income Funds may be obtained for free by directing a request to CNL Income Funds at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations.

U.S. Restaurant Properties and the CNL Income Funds, and their respective directors, executive officers, general partners, other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of U.S. Restaurant Properties and the solicitation of consents from the limited partners of the CNL Income Funds in connection with the mergers. Information about the directors and executive officers of U.S. Restaurant Properties and their ownership of U.S. Restaurant Properties’ shares is set forth in the proxy statement for U.S. Restaurant Properties Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 19, 2004. Information about the general partners of the CNL Income Funds and their ownership of interests in the CNL Income Funds is set forth in the annual report on Form 10-K of each CNL Income Fund, which reports were filed with the Securities and Exchange Commission in March 2004. Investors may obtain additional information regarding the interests of such participants by reading the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available.

Investor Administration

450 South Orange Avenue

Orlando, Florida 32801-3336

tel (407) 650-1000 (866) 650-0650

www.cnlonline.com

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

A Supplement to the

Second Quarter

Financial Report

June 30, 2004

To Our Limited Partners:

As discussed in the second quarter report, on August 9, 2004, the general partners of CNL Income Funds I-XVIII (the “CNL Income Funds”) announced they had entered into agreements to merge each fund with a subsidiary of U.S. Restaurant Properties, Inc. (NYSE:USV), a publicly traded real estate investment trust (REIT). Concurrent to these announcements, CNL Restaurant Properties, Inc., a REIT affiliate, stated that it had also signed an agreement to merge with U.S. Restaurant Properties, Inc. The combination of these entities, including the 18 CNL Income Funds, will create the leading restaurant real estate and financial services company in the United States.

As general partners, we have evaluated our strategic alternatives and believe that this opportunity is in the best interest of the limited partners. This merger allows us to provide liquidity to all limited partners. Under the terms of the transaction, the limited partners will receive approximately 84% of the merger consideration in cash and approximately 16% in U.S. Restaurant Properties, Inc. Series A Convertible Preferred Stock (“Preferred Stock”) that is listed on the New York Stock Exchange. For specific merger consideration on your fund, please refer to the second quarter financial report.

To complete these series of transactions and bring the companies together requires two key events: 1) review of the proxy statement by the Securities Exchange Commission (SEC), which is currently under way, and is anticipated to last through the end of this year; and 2) approval by a majority of limited partners of a minimum amount of partnerships and stockholders of the entities participating in the merger. In addition, these mergers are subject to securing adequate financing, completing a minimum number of the proposed mergers and other customary closing conditions.

The general partners of the CNL Income Funds expect to distribute the joint Prospectus/Proxy Statement to the Limited Partners early next year, and hope to complete the merger in the first quarter of 2005.

To assist you in understanding the steps and benefits of this process, we have included a list of questions that cover the main components of this transaction. If you have additional questions, please contact Client Services at (866) 650-0650.

As a result of the value created with this transaction, some private investment funds have made or will make offers to purchase your interests. Please be aware that these buyers typically offer to purchase at prices significantly below market value. As we learn of such offers, we will evaluate them and provide a recommendation to you.

We are pleased to bring you this announcement and look forward to providing you with further updates.

Sincerely,

James M. Seneff, Jr. General Partner

Robert A. Bourne General Partner

October 15, 2004

For Limited Partners & NASD Members Only

“When we created each of the CNL Income Funds, we established a goal to provide a consistent income return to our investors, even through fluctuations and instability in the restaurant real estate markets. With this transaction, we will have met that objective as well as provided liquidity to our investors. The name-brand restaurant properties that comprise the CNL Income Funds portfolios are excellent complements to the portfolios of U.S. Restaurant Properties and CNL Restaurant Properties.” — Robert A. Bourne, General Partner

•	What will I receive in the merger?

For each of your limited partnership units, you will receive approximately 84% of your merger consideration in cash and 16% in publicly traded shares of U.S. Restaurant Properties, Inc. Series A Cumulative Convertible Preferred Stock (“Preferred Stock”). The amount of the Preferred Stock was estimated using the closing price for August 6, 2004. The transaction is expected to be completed in the first quarter of 2005. For specific merger consideration payable for your interests, please refer to your fund’s second quarter financial report.

•	Who are the parties involved?

CNL Income Funds are 18 publicly held, all cash, real estate limited partnerships formed between 1986 and 1997. The Funds invest in land and free-standing buildings that are triple-net leased to operators of fast-food, family-style and casual-dining restaurants, representing nationally or regionally-recognized, top-tier chains.

U.S. Restaurant Properties, Inc. is a publicly traded, fully-integrated, self-administered and self-managed REIT. The company leases its properties on a triple-net basis primarily to operators of quick-service and full-service chain restaurants affiliated with major national or regional brands. For more information on U.S. Restaurant Properties, Inc., please visit their website at www.usrp.com.

CNL Restaurant Properties, Inc. is the largest self-advised restaurant REIT in the United States. It is also an affiliate of the general partners of the CNL Income Funds. CNL Restaurant Properties, Inc. provides a complete range of financial, real estate and advisory services to operators of national and regional restaurant chains. For more information on CNL Restaurant Properties, Inc., please visit their website at www.cnlonline.com/restaurants/.

•	Why are the general partners proposing to merge?

The CNL Income Funds general partners are proposing to merge in order to provide the limited partners with liquidity, through the receipt of cash as well as Preferred Stock listed on the New York Stock Exchange. This transaction allows us to fulfill our obligations to those limited partners whose funds are maturing.

•	What will the combined company look like after the merger?

The combined company will be traded on the NYSE as U.S. Resturant Propeties, Inc. has been in the past. The transactions will generate anticipated operating synergies by creating a larger operating base, eliminating redundancies in operations, and increasing overall financing opportunities.

The combined company’s main lines of business will include sale-leaseback financing, property management, lease and loan servicing, mergers and acquisitions, advisory services, investment and merchant banking, restaurant real estate development, and buying and selling restaurant properties in the 1031 exchange market. These lines of business are all practiced by one or more of the companies now, but their breadth will be greatly enhanced by the merger.

•	Will I continue to receive regular distributions on my CNL Income Fund units prior to the completion of the merger?

Yes. Regular distributions, consistent with past practice, are expected to be paid on your Income Fund units until the mergers are completed. Depending upon the timing of the completion of the mergers, a special prorated distribution may also be paid for the partial period ending on the day immediately prior to the effective time of the mergers.

•	What will happen if the price of U.S. Restaurant Properties, Inc. Preferred Stock changes before completion of the merger?

The ratio of what you will receive for your CNL Income Fund units is fixed. Therefore, if the price of the Preferred Stock falls prior to the completion of the mergers, what you will receive will be less valuable. On the other hand, if the price of the Preferred Stock increases, what you will receive will be more valuable.

•	Will I receive future distributions with respect to the shares of U.S. Restaurant Properties, Inc. Preferred Stock I receive in the merger?

The Preferred Stock that limited partners will receive provides for an annual cumulative dividend of $ 1.93 per share. You have the option of owning or selling your shares.

•	What are the tax consequences of the merger to me?

The mergers will be a taxable transaction to the limited partners for federal income tax purposes. You should consult your tax advisor as to the tax effect of your particular circumstances.

•	What vote is required to approve the merger?

The affirmative vote of the holders of a majority of the outstanding limited partnership units of your CNL Income Fund is required to approve that fund’s specific merger. As of the record date, the general partners and their affiliates owned less than 1% of the outstanding limited partnership units of each CNL Income Funds. The general partners and their affiliates have advised the CNL Income Funds that they intend to vote in favor of each merger.

•	When do you expect the merger to be completed?

We hope to complete the merger during the first quarter of 2005.

•	Where can I get more information on the merger?

U.S. Restaurant Properties, Inc. has filed a preliminary Form S-4 Registration Statement with the SEC that provides more details on the transactions. This is available for your review on the SEC website: www.sec.gov. In addition, we will continue to share updates with you over the coming months, and are available to answer your questions at (866) 650-0650.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801-3336

tel (407) 650-1000 (866) 650-0650

www.cnlonline.com

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

To Our Limited Partners:

This report presents a financial summary for CNL Income Fund VI, Ltd. (the “Partnership”) for the quarter ended June 30, 2004, and an update on recent developments for the Partnership.

PORTFOLIO UPDATE

In March 2004, the Partnership sold its property in Marietta, Georgia and received net sales proceeds of approximately $1,588,900, resulting in a gain of approximately $1,139,000. The general partners intend to reinvest the proceeds in additional properties or add to working capital.

As of June 30, 2004, the Partnership had two closed properties, one of which is continuing to pay rent: a Hardee’s in Waynesburg, Ohio. The tenant is currently seeking a replacement tenant or purchaser for the property. In August 2004, the Partnership sold the property in Hermitage, Tennessee.

The Partnership owned 37 properties, including interests in 15 properties through joint venture or tenancy in common arrangements. The portfolio was 97% leased to operators of 17 restaurant concepts, including national chains such as Golden Corral, IHOP and KFC.

DISTRIBUTIONS

The Partnership has provided income for our investors for 61 consecutive quarters. From the time the Partnership commenced operations through June 30, 2004, limited partners have received cash distributions totaling $46.1 million, or $659 per original $500 unit, representing 132% of original capital contributions.

MERGER AGREEMENT SIGNED

We are pleased to announce that the Partnership has signed a definitive Agreement* and Plan of Merger with a subsidiary of a publicly traded company, U.S. Restaurant Properties, Inc. In addition, CNL Restaurant Properties, Inc., a real estate investment trust affiliate, will be merged with U.S. Restaurant Properties, Inc.

Under the terms of the transaction, the limited partners will receive approximately 84% in cash and approximately 16% in U.S. Restaurant Properties, Inc. Series A Convertible Preferred Stock (“Preferred Stock”) that is listed on the New York Stock Exchange. These amounts are in addition to the cash distributions the limited partners have received from the time the Partnership commenced operations through June 30, 2004. The transaction is expected to be completed in the first quarter of 2005. Until that time, we expect to continue making quarterly distributions.

Our strategy has been to invest in long-term triple net lease properties on an all-cash basis. The following table shows your estimated distributions and merger consideration per $10,000 investment.

Distributions and Merger Consideration Per $10,000 Investment

Regular Distributions Since Inception**	Approximate Merger Consideration	Total
$13,644	$10,297	$23,941

We invite you to read the enclosed supplement regarding the proposed series of transactions and the benefits it brings to the Partnership’s limited partners. Please note that the mergers are subject to approval by a majority of our limited partners and the approvals of the other entities participating in the mergers as well as other customary closing conditions.

We appreciate the opportunity to be the steward of your investment.

Sincerely,

James M. Seneff, Jr.
General Partner

Robert A. Bourne
General Partner

*	The proposed transactions are complex, and contingent upon certain conditions. As a result, there is no assurance that the Partnership will be successful in this transaction. We will communicate our progress in the months to come.

**	Assumes merger completion end of the first quarter, 2005.

CNL Income Fund VI, Ltd.

CONDENSED BALANCE SHEETS

	June 30, 2004	December 31, 2003
ASSETS
Real estate properties with operating leases, net	$13,237,818	$13,399,674
Net investment in direct financing leases	1,745,406	1,777,315
Real estate held for sale	1,727,026	2,203,860
Investment in joint ventures	7,826,296	7,875,770
Cash and cash equivalents	2,960,190	1,569,729
Receivables, less allowance for doubtful accounts of $92,602 and $27,488, respectively	277	144,162
Accrued rental income, less allowance for doubtful accounts of $8,932 and $9,697, respectively	568,448	556,895
Other assets	25,274	31,310

	$28,090,735	$27,558,715

LIABILITIES AND PARTNERS’ CAPITAL
Accounts payable and accrued expenses	$20,519	$6,728
Real estate taxes payable	8,292	14,220
Distributions payable	787,500	787,500
Due to related parties	18,296	12,517
Rents paid in advance	48,403	58,650

Total liabilities	883,010	879,615
Minority interest	438,315	443,607
Partners’ capital	26,769,410	26,235,493

	$28,090,735	$27,558,715

CONDENSED STATEMENTS OF INCOME

	Quarter Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenues:
Rental income from operating leases	$446,032	$445,462	$891,875	$894,264
Earned income from direct financing leases	48,893	50,881	98,448	102,179
Contingent rental income	9,412	7,339	23,801	10,769
Interest and other income	408	879	571	488

	504,745	504,561	1,014,695	1,007,700

Expenses:
General operating and administrative	74,947	60,546	160,206	133,471
Property related	6,791	3,704	7,223	5,023
State and other taxes	1,363	—	44,076	44,952
Depreciation and amortization	80,930	80,930	161,857	161,857

	164,031	145,180	373,362	345,303

Income before minority interest and equity in earnings of unconsolidated joint ventures	340,714	359,381	641,333	662,397
Minority interest	(8,652)	(8,630)	(17,246)	(17,266)
Equity in earnings of unconsolidated joint ventures	183,249	154,016	366,356	328,201

Income from continuing operations	515,311	504,767	990,443	973,332

Discontinued operations:
Income (loss) from discontinued operations	(24,027)	65,498	(20,568)	148,474
Gain on disposal of discontinued operations	—	—	1,139,042	—

	(24,027)	65,498	1,118,474	148,474

Net income	$491,284	$570,265	$2,108,917	$1,121,806

Income (loss) per limited partner unit:
Continuing operations	$7.36	$7.21	$14.15	$13.90
Discontinued operations	(0.34)	0.94	15.98	2.13

	$7. 02	$8.15	$30.13	$16 03

Weighted average number of limited partner units outstanding	70,000	70,000	70,000	70,000

CONDENSED STATEMENTS OF PARTNERS’ CAPITAL

	Six Months Ended June 30, 2004	Year Ended December 31, 2003
General partners:
Beginning balance	$291,598	$291,598
Net income	—	—

	291,598	291,598

Limited Partners:
Beginning balance	25,943,895	26,736,255
Net income	2,108,917	2,357,640
Distributions ($22.50 and $45.00 per limited partner unit, respectively)	(1,575,000)	(3,150,000)

	26,477,812	25,943,895

Total partners’ capital	$26,769,410	$26,235,493

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2004	2003
Net cash provided by operating activities	$1,449,072	$1,450,527

Cash flows from investing activities:
Insurance proceeds for casualty loss on building	—	590,132
Proceeds from sale of assets	1 588 927	472 425
Payment of lease costs	(50,000)	—

Net cash provided by investing activities	1,538,927	1,062,557

Cash flows from financing activities:
Distributions to limited partners	(1,575,000)	(1,575,000)
Distributions to holder of minority interest	(22,538)	(22,555)

Net cash used in financing activities	(1,597,538)	(1,597,555)

Net increase in cash and cash equivalents	1,390,461	915,529
Cash and cash equivalents at beginning of period	1,569,729	1,169,848

Cash and cash equivalents at end of period	$2,960,190	$2,085,377

Supplemental schedule of non-cash financing activities:
Distributions declared and unpaid at end of period	$787,500$	787,500

PARTNERSHIP PROPERTIES – JUNE 30, 2004

Name of Property	Total Cost of Property
Arby’s – Greensburg, IN	$693,974
Bakers Square – Niles, IL (1)	1,501,275
Bennigan’s – Fort Myers, FL (2)	1,469,767
Bennigan’s – Waldorf, MD (3)	2,292,358
Burger King – Asheville, NC (4)	832,000
Chevys Fresh Mex – Vancouver, WA(5)	2,265,025
Church’s – Gainesville, FL	449,413
Church’s – Orlando, FL	425,437
Denny’s – Melbourne, FL (6)	1,082,563
Golden Corral – Albuquerque, NM	1,631,150
Golden Corral – Amarillo, TX	1,579,862
Golden Corral – Clinton, NC (7)	825,031
Golden Corral – El Paso, TX	1,399,665
Golden Corral – Lawton, OK	1,314,500
Hardee’s – Springfield, TN	570,535
Hardee’s – Waynesburg, OH	538,366
IHOP – Baytown, TX (8)	1,299,439
IHOP – Elgin, IL	1,488,754
IHOP – Manassas, VA	1,130,806
IHOP – Memphis, TN (9)	1,510,120
IHOP – Overland Park, KS (10)	1,613,458
IHOP – Warren, MI (11)	1,400,000
Jack in the Box – Burley, ID	1,058,958
Jack in the Box – Cleburne, TX	1,123,137
Jack in the Box – San Antonio, TX	640,294
KFC – Auburn, MA (12)	858,186
KFC – Gainesville, FL	565,021
O’Charley’s – Dalton, GA (13)	1,900,000
Shoney’s – Goodlettsville, TN	795,999
Taco Bell – Detroit, MI	520,988
Taco Cabana – Houston, TX	964,853
Taco Cabana – Schertz, TX (14)	1,107,246
Taco Cabana – Universal City, TX (15)	1,111,784
Waffle House – Atlantic Beach, FL	375,548
Waffle House – Clearwater, FL	370,380
Waffle House – Roanoke, VA	330,168
Property (formerly Loco Lupe’s Mexican Restaurant) – Hermitage, TN	1,007,816

(1)	The Partnership owns a 74.00% joint venture interest in the restaurant property.

(2)	The Partnership owns an 85.00% joint venture interest in the restaurant property.

(3)	The Partnership owns a 60.00% joint venture interest in the restaurant property.

(4)	The Partnership owns a 14.46% joint venture interest in the restaurant property.

(5)	The Partnership owns a 23.04% joint venture interest in the restaurant property.

(6)	The Partnership owns a 50.00% joint venture interest in the restaurant property.

(7)	The Partnership owns an 18.00% joint venture interest in the restaurant property.

(8)	The Partnership owns an 80.00% joint venture interest in the restaurant property.

(9)	The Partnership owns a 46.20% joint venture interest in the restaurant property.

(10)	The Partnership owns a 34.74% joint venture interest in the restaurant property.

(11)	The Partnership owns a 64.29% joint venture interest in the restaurant property.

(12)	The Partnership owns a 3.90% joint venture interest in the restaurant property.

(13)	The Partnership owns a 25.00% joint venture interest in the restaurant property.

(14)	The Partnership owns a 9.50% joint venture interest in the restaurant property.

(15)	The Partnership owns a 14.20% joint venture interest in the restaurant property.